Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-279061-01

March 23, 2026

Pricing Information

Oklahoma Gas And Electric Company

$350,000,000 5.90% Senior Notes, Series due April 1, 2056

Issuer	Oklahoma Gas and Electric Company
Ratings (Moody’s / S&P / Fitch)*	A3 (Negative) / A- (Negative) / A (Stable)
Principal Amount	$350,000,000
Collateral Type	Senior Unsecured Notes
Format	SEC Registered
Trade Date	March 23, 2026
Settlement Date (T+7)	April 1, 2026
Maturity	April 1, 2056
Interest Payment Dates	Semi-annual payments on April 1 and October 1 of each year, beginning October 1, 2026
Optional Redemption Provisions Make Whole Call Par Call	T + 20 bps (at any time before October 1, 2055) At any time on or after October 1, 2055
Tax Credit Event Redemption	In whole but not in part at 101% of the principal amount
plus accrued and unpaid interest (any notice of
redemption may be issued by the later of
(a) December 31, 2026 and (b) six months from the date of issuance)
Benchmark Treasury	4.625% due November 15, 2055
Benchmark Treasury Price	95-01
Benchmark Treasury Yield	4.946%
Spread to Benchmark Treasury	T+102 bps
Reoffer Yield	5.966%
Coupon	5.90%
Price to Public	99.083% of the principal amount
CUSIP / ISIN	678858 CA7 / US678858CA77
Joint Book-Running Managers	Barclays Capital Inc.
BofA Securities, Inc.
PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers	BOK Financial Securities, Inc.

BOK Financial Securities, Inc., one of the underwriters, is an affiliate of BOKF, NA, the Trustee under the Indenture.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

Settlement Date: The closing will occur on April 1, 2026, which will be more than one U.S. business day after the date of this pricing term sheet. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the senior notes on the date of pricing or the next five succeeding business days will be required, by virtue of the fact that the senior notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1 (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, PNC Capital Markets LLC toll-free at 1 (855) 881-0697 or by email pnccmprospectus@pnc.com, or Scotia Capital (USA) Inc. toll-free at 1 (800) 372-3930.